FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

VIA EDGAR AND EMAIL

November  5, 2012
Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orrstown Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarter Ended June 30, 2012
File No. 001-34292

Dear Ms. Blume and Mr. Thomas:

This letter is in response to your follow-up comment letter dated October 4, 2012, pertaining to our response letter to your original comment letter dated August 23, 2012, regarding the Annual Report on Form 10-K of Orrstown Financial Services, Inc. (the “Company”) filed March 15, 2012, and the Quarterly Report on Form 10-Q filed August 9, 2012, in which you requested certain explanatory information.  For your convenience, the comments from your letter are repeated below in italics.  The Company’s responses are shown after each comment.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the exhibits thereto. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”), (b) the exhibits accompanying this Letter, and (c) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant

Confidential Treatment Requested by Orrstown Financial Services, Inc.

to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.1

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Orrstown Financial Services, Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-0086.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Comment

1.
We note your response to prior comment two from our letter dated August 23, 2012.  Please provide us with the following additional information regarding your deferred tax asset valuation analysis at December 31, 2011, March 31, 2012 and June 30, 2012:

•	Tell us how you determined the company was not in a cumulative pretax loss position at December 31, 2011. Tell us your conclusions with respect to March 31, 2012 and June 30, 2012.

•
Tell us the specific positive and negative evidence you considered when determining a valuation allowance was not needed at December 31, 2011, March 31, 2012 and June 30, 2012.  In addition, tell us the weight given to each piece of evidence and explain how you determined each weight is commensurate with the extent to which it can be objectively verified.

•
Provide us with your detailed projections regarding future taxable income.  In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized.

Response to Comment

In connection with our evaluation of the necessity of establishing a valuation allowance against our deferred tax asset as of December 31, 2011, March 31, 2012 and June 30, 2012, and most recently, September 30, 2012, the Company considered specific negative and positive evidence in making our evaluation, as outlined below.

1 The designated contact person for this request ("Contact Person") is John J. Spidi, Esq, Spidi & Fisch, PC, 1227 25th Street, N.W., Suite 200 West, Washington, D.C. 20037, telephone (202) 434-4670, Facsimile: (202) 434-4661.   All questions related to this Request should be forwarded to the Contact Person, who also should be provided with timely notice prior to releasing any Confidential Material.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

Negative evidence

•	A book net loss, excluding the impact of goodwill impairment charge, of $12,968,000 for the year ended December 31, 2011.

•
A declining balance sheet and a trend of investing in assets yielding lower interest margins that began in the first quarter of 2012 in an attempt by Orrstown Bank (“the Bank”) to preserve its capital so it could continue to exceed well capitalized status and its risk adjusted capital ratios.

•
In March 2012, the Company and the Bank entered into a Written Agreement with the Federal Reserve Bank of Philadelphia and the Bank entered into a Consent Order with the Pennsylvania Department of Banking (collectively, the "Regulatory Orders"). These formal agreements require the Company and the Bank to discontinue a number of practices and to take a number of actions, which may continue to result in elevated noninterest expenses and depressed earnings as we try to work through the issues identified.

•
In the second quarter of 2012, a class action lawsuit was filed against the Company.  Although the insurance carrier indicated that it will cover losses and legal expenses, the deductible amount is $250,000.  In addition to the out-of-pocket costs, it is anticipated that defense of the suit will take additional management time and/or resources.

•
At December 31, 2011, the Company was not in a cumulative pre-tax loss position excluding non-recurring goodwill charge for the previous 36 month period.  However, at March 31, 2012, June 30, 2012 and September 30, 2012, cumulative 36 month pre-tax losses, adjusted for the non-recurring goodwill charge, as illustrated in the table following this bullet point.  In addition, at September 30, 2012, we have updated our forecasted amount of losses through December 31, 2012 in the table below.

36 Months Ended
(in thousands)	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012 f

Cumulative 36 month pre-tax income (loss)	$ (2,353)	$ (19,502)	$ (41,180)	$ (48,611)	[ ***

Plus: Goodwill impairment *	19,447	19,447	19,447	19,447	***

Cumulative 36 month pre-tax income (loss)
adjusted for nonrecurring expenses	$ 17,094	$ (55)	$ (21,733)	$ (29,164)	***]2

* ASC 740-10-30-22 allows for unusual, infrequent or extraordinary items to be included in the evaluation as

2 The Company is requesting that the information contained in this request No. 1 related to financial projections be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

aberration rather than a continuing condition.  Amount represents the pre-tax goodwill charge; with after tax charge being $18,996,000.

f = forecasted amounts

•
Continued uncertain economic conditions, in which there is discussion of the fiscal cliff, home sales remaining below historical levels, despite showing some improvement during 2012, elevated unemployment, and the possibility of another recession.

Positive Evidence

•
A long history of profitable operations; during which the Company had been profitable since its formation in 1987, and the Bank posted profits at least back to 1981 – over thirty years of profitable operations prior to the abnormal credit environment experienced in 2011-2012.

•
In connection with our Regulatory Orders, the Company was required to submit a capital plan to the Pennsylvania Department of Banking and the Federal Reserve Bank of Philadelphia, which included specific benchmark capital ratios to be met at each quarter (the “Capital Plan”).  The Capital Plan was completed and submitted in July 2012.  [***]3

•
Prior to our miss in earnings in 2011, that was the direct result of the deterioration in asset quality, which carried over to 2012 in our initial forecast; the Company had been successful in budgeting earnings in the past.  As noted in Exhibit 6, from 2000 – 2010, the Company’s pre-tax income, excluding securities gains, was generally within + or - 10% of its forecast, with one exception in 2009, and during this time, it’s average actual results were within 0.3% of budget on average.  It should be noted that in 2010, following the 2009 exception noted above, the Company’s actual pre-tax income, excluding securities gains, were within $205 thousand or 1.1% of budget.

•	[***]4

•
Stabilization in our risk management process, including the re-engineering of processes involved in loan origination, credit administration and loan work out.  As a result of improvements made, it is anticipated that we will be able to weather any remaining uncertainty in economic and market conditions, [***]5

3 The Company is requesting that the information contained in this request No. 2 related to financial projections be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

4 The Company is requesting that the information contained in this request No. 3 related to loan portfolio rating process be treated as confidential and that the Securities and Exchange Commission provide timely notice to the contact person prior to its release.

5 The Company is requesting that the information contained in this request No. 4 related to financial projections be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

The table below shows various key ratios for the period 2008-2010 (normal operating period), 2011 -2012 (abnormal credit environment which is highlighted in yellow) and for the projection period 2013 – 2015 to demonstrate that the assumptions used for our most recent forecast (October 2012) are reasonable in a normal business cycle.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

(Dollars in thousands)	As of or for the Year Ending December 31,
	2008	2009	2010	2011		2012f			2013f		2014f			2015f
Summary of Operations:

Net income (loss) excluding goodwill	$13,103	$13,373	$16,581	$(31,964)	$	[***]		$	[***]	$	[***]		$	[***]
Goodwill impairment charge, net	-	-	-	(18,996)
Net income (loss) excluding goodwill impairment charge	13,103	13,373	16,581	(12,968)		[***]			[***]		[***]			[***]
Net interest income	32,905	36,570	45,735	49,607		[***]			[***]		[***]			[***]
Provision for loan losses	1,450	4,865	8,925	58,575		[***]			[***]		[***]			[***]
Noninterest income, excluding security gains	15,322	15,549	19,340	20,396		[***]			[***]		[***]			[***]
Pct. increase (decrease) in noninterest income		1.5%	24.4%	5.5%		[***]	%		[***]		[***]	%		[***]	%
Noninterest expenses, excluding goodwill impairment	28,165	31,492	36,735	41,032		[***]			[***]		[***]			[***]
Pct.increase (decrease) in noninterest expense		11.8%	16.6%	11.7%		[***]	%		[***]		[***]	%		[***]	%

Balance Sheet:

Total assets	1,051,783	1,196,432	1,511,722	1,444,097		[***]			[***]		[***]			[***]
Pct.increase (decrease) in total assets		13.8%	26.4%	-4.5%		[***]	%		[***]		[***]	%		[***]	%
Gross loans	820,468	881,074	966,986	967,993		[***]			[***]		[***]			[***]
Pct.increase (decrease) in total loans		7.4%	9.8%	0.1%		[***]	%		[***]		[***]	%		[***]	%
Allowance for loan losses	7,140	11,067	16,020	43,715		[***]			[***]		[***]			[***]
Total deposits	757,368	915,170	1,188,377	1,216,902		[***]			[***]		[***]			[***]
Pct.increase (decrease) in total loans		20.8%	29.9%	2.4%		[***]	%		[***]		[***]	%		[***]	%

Performance ratios:

Return on tangible equity	17.02%	15.73%	13.19%	-9.17%		[***]	%		[***]		[***]	%		[***]	%
Return on tangible assets	1.43%	1.23%	1.23%	-0.86%		[***]	%		[***]		[***]	%		[***]	%
Net interest margin	3.93%	3.66%	3.73%	3.66%		[***]	%		[***]		[***]	%		[***]	%
Efficiency ratio	56.70%	58.90%	54.90%	55.20%		[***]	%		[***]		[***]	%		[***]	%

Asset quality ratios:

Allowance for loan losses to total loans	0.87%	1.26%	1.66%	4.52%		[***]	%		[***]		[***]	%		[***]	%
Net charge-offs to average loans	0.06%	0.11%	0.44%	3.11%		[***]	%		[***]		[***]	%		[***]	%	6

6 The Company is requesting that the information contained in this request No. 5 related to financial projections be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

The assumptions used in our most recent forecast (October 2012) appear reasonable and slightly below (conservative) the results achieved in a normal operating environment.  The most relevant risks to the projections would be interest rate and credit quality.  From an interest rate standpoint, net interest income is expected to increase, as we are able to reduce our classified assets and reinvest the funds.  Net interest margin increases slowly during the planning horizon.  The provision for loan losses does decline over the planning horizon, as our 2011 and 2012 provisions were dramatically impacted by our historical charge-offs and their related impact on impairment reserves on loans collectively evaluated for impairment.   As we had provided significant charges for impaired loans during the past two years, it results in an increase in the allowance for loan losses to total loans.  As the Company feels it has worked through many of its problem loans, and has re-engineered its loan origination, credit administration and loan workout processes, it anticipates that it will not be providing for losses as heavily in the future.  However, the allowance for loan losses as a percent of total loans will remain (conservative) above those levels prior to the abnormal credit period.

Our conclusions as to the reasons why a valuation allowance was not required at December 31, 2011, March 31, 2012 and June 30, 2012 are further discussed in Comment #2.

Comment

2.
We note the Company considered several of the taxable income sources listed in ASC 740-10-30-18 to determine the deferred tax asset was fully realizable at December 31, 2011, March 31, 2012, and June 30, 2012.  Please provide us with a table that quantifies and sufficiently describes each of these taxable income sources for each of the above referenced periods.  Explain how you determined future realization of each item, included how you concluded sufficient taxable income existed from the carry back or carry forward period available under the tax law.

Response to Comment

As allowed by ASC 730-10-30-18, management considered the following sources of taxable income under the tax law to realize its deferred tax benefit for deductible temporary differences and carry forwards at each quarter end, in most objective to least objective order:

a.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law;

b.	Future reversals of existing temporary differences;

c.	Tax-planning strategies that would, if necessary, be implemented; and

d.	Future taxable income exclusive of reversing temporary differences and carryforwards.

As management completed each of its quarterly analysis of the need for a valuation allowance on its net deferred tax asset, consideration was given to the following points:

•
As part of its annual forecasting process, management had completed budgets that were reviewed and approved by the Board of Directors.  Exhibit 6 – Actual Versus Budgeted Results 2000 – 2011 provides condensed financial information of actual results versus the budget during this time period.   During the time horizon 2000 - 2010, management felt it had been successful in

Confidential Treatment Requested by Orrstown Financial Services, Inc.

forecasting its operating results, with actual pre-tax income, excluding securities gains and losses, generally being + or – 10% of budget, and averaged (0.3%) of forecasted amounts.

[***]7  The Company began to experience increased instances of borrowers experiencing financial difficulties, which resulted in higher levels of nonaccrual and restructured loans than it had historically experienced or built in to its forecast which led to the higher provisioning levels.  In addition, the impact was noted in net interest income, as the loans moved into nonaccrual status and were no longer generating interest income, and increased staffing was hired to handle loan workouts, as were professional service fees as we had contracted a third party to assist in rating loans and contracted legal to assist with the workouts.

•	[***]8

•
In the second quarter of 2012, it was becoming clearer to management that our initial budget (January 2012) did not accurately depict the credit losses inherent in the loan portfolio, and the related impact on credit deterioration in our net interest margin and expanded noninterest expenses.  In connection with the Company’s strategic and capital plans, a revised forecast (June 2012) was developed and submitted to our primary regulators, as required by the Regulatory Orders it had received from the Federal Reserve and the Pennsylvania Department of Banking.  This revised forecast (June 2012) served as the basis for future taxable income in the June 30, 2012 evaluation of the need for a valuation allowance as of that date.

•
During the third quarter of 2012, the Company hired key positions to its executive ranks.  The background and experience of these new individuals, combined with feedback from our regulators, resulted in a third forecast being completed in 2012, which was submitted to our primary regulators in October 2012.  This forecast (October 2012) would be utilized in developing our taxable income strategies in our September 30, 2012 evaluation of the valuation allowance needs as of that date.  From a qualitative point of view, however, a third forecast completed in one year with different results in each forecast required management to assess whether these projections should be weighted in a manner that could offset recent historical performance.

7 The Company is requesting that the information contained in this request No. 6 related to financial forecasts be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

8 The Company is requesting that the information contained in this request No. 7 related to financial forecasts be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

Attached as Exhibits to this response letter are detailed tables that quantify these taxable income sources at December 31, 2011 – September 30, 2012 quarter ends:

Exhibit 1 – December 31, 2011 – Sources of Taxable Income

Exhibit 2 – March 31, 2012 – Sources of Taxable Income

Exhibit 3 – June 30, 2012 – Sources of Taxable Income

    Exhibit 4 – September 30, 2012 – Sources of Taxable Income

The following summarizes our evaluation as to the need for a valuation as of each quarter end.

December 31, 2011

A valuation allowance was not required as of December 31, 2011.  Assuming the gross deferred tax asset of $65.1 million would fully reverse at December 31, 2011; there was current year taxable income and substantial carryback availability during the two year federal carryback period 2009 – 2010 totaling $58.3 million, leaving $6.8 million (gross) that would be subject to other sources of taxable income.    Although we expected that the reversal of deferred tax liabilities of $6.3 million that was expected during the carryforward period would be sufficient to absorb the majority of the remaining DTA, the carryback period resulted in the creation of a low income housing and charitable contribution carryforward, leaving $3.3 million that would be subject to tax planning strategies.  We also considered capital versus ordinary treatment in our carryback analysis, and given that financial institutions do not receive preferential capital gains treatment, there was no impact noted in our analysis.

At December 31, 2011, the Company had unrealized gains on securities totaling $4.1 million.  A strategy that these securities could be sold at taxable gains sufficient to offset the remaining deferred tax asset eliminated the need for a valuation allowance at December 31, 2011. As this single tax planning strategy proved sufficient to fully realize the remaining deferred tax asset, no further consideration of tax planning strategies or future taxable income was considered in this analysis.

March 31, 2012

Again at March 31, 2012, we concluded a valuation was not required.  Assuming the gross deferred tax asset of $77.2 million (including credit carryforwards of $2.8 million) would fully reverse at March 31, 2012; there was substantial carryback availability during the two year federal carry back period of 2010 – 2011 of $34.1 million, leaving $43.1 million that would be subject to other sources of taxable income.  The reversal of deferred tax liabilities of $5.8 million that was expected during the carryforward period would partially offset the remaining DTA; there would be $37.3 million subject to tax planning strategies or future taxable income.

    [***]9

9 The Company is requesting that the information contained in this request No. 8 related to its internal financial strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.

After considering carryback availability, reversal of tax DTL, and tax planning strategies, the deferred tax asset was dependent on future taxable income in order to be realized.   In our analysis as of March 31, 2012, we had expected future taxable income, excluding the reversal of the items that caused the temporary differences; in the next 6 tax years would be sufficient to offset the remaining deferred tax asset.  The expected number of years of future taxable income of 6 was significantly less than the carryforward availability allowed by IRS rules, and as such, concluded a valuation allowance was not required.

Despite the negative evidence of a quarterly loss, and now being a 36 month cumulative pre-tax loss position (excluding the impact of goodwill impairment charges), we felt the Company’s ability to forecast income overshadowed the negative evidence, and we were expecting to return to profitability in 2012 and beyond.   As noted above, in each of the years 2000 – 2010, our pre-tax income excluding the impact of securities gains and losses was generally within + or – 10% of the forecast.  The unfavorable variance in 2011 was principally the result of the credit losses we experienced and related impact on other line items, and we felt that through the charges taken in 2011 and the first quarter of 2012, we expected the provisioning levels to return to more typical levels.

June 30, 2012

Again at June 30, 2012, we concluded a valuation was not required.  Assuming the gross deferred tax asset of $73.8 million (including credit carryforwards of $2.8 million) would fully reverse at June 30, 2012; there was carryback availability during the two year federal carry back period of 2010 – 2011 of $12.6 million, leaving $61.2 million that would be subject to other sources of taxable income.  The reversal of deferred tax liabilities of $5.6 million that is expected during the carryforward period would partially offset the remaining DTA; there would be $55.6 million subject to tax planning strategies and future taxable income.

    [***]10

After considering carryback availability, reversal of tax DTL, and tax planning strategies, the deferred tax asset was dependent on future taxable income in order to be realized.   In our analysis as of June 30, 2012, we had expected future taxable income, excluding the reversal of the items that caused the temporary differences; in the next 6 tax years would be sufficient to offset the remaining deferred tax asset.  The expected number of years of future taxable income of 6 was less than the carryforward availability allowed by IRS rules, and as such, concluded a valuation allowance was not required.

Despite the negative evidence of a quarterly loss, and now being a 36 month cumulative pre-tax loss position (excluding the impact of goodwill impairment charges), we felt the Company’s ability to forecast income overshadowed the negative evidence, and we were expecting to return to profitability in 2012 and

10 The Company is requesting that the information contained in this request No. 9 related to its internal financial strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0010

beyond.   As noted above, in each of the years 2000 – 2010, our pre-tax income excluding the impact of securities gains and losses was generally within + or – 10% of the forecast.  The unfavorable variance in 2011 was principally the result of the credit losses we experienced and related impact on other line items, and we felt that we through the charges taken in 2011 and the first half of 2012, we expected the provisioning levels to return to more typical levels.  In particular, the Company completed a sale of non-performing loans at the end of the second quarter of 2012 that was a major step in reducing the level of risk assets from $88.3 million at March 31, 2012 to $64.4 million at June 30, 2012.  As of June 30, 2012, the loan sale, accompanied with the extensive internal efforts to identify, assess and remediate problem loans and an overall strategy to right-size the balance sheet through a temporary reduction in total loans outstanding, was anticipated to have resolved all significant loan losses related to non-performing loans.

As of March 31, 2012 and June 30, 2012, the Company was reliant on future taxable income in order to demonstrate that it would realize its deferred tax benefit.  As previously noted, over a 10 year period our projections of pre-tax income excluding the impact of securities gains and losses, generally came within 10% of actual results. Recognizing this is the least objective source, we incrementally lowered the net income (loss) projections by 5% for each year past the initial year’s estimate.  Based upon our analysis, the most number of years of future earning that we are reliant upon future income to realize its deferred tax asset is 6 years - far less than the 20 year carryforward period available to us.  It should be noted that the discounts applied to any single future tax year was not greater than 25% and, as such, the projections would meet the more-likely-than-not threshold required by the Accounting Standards Codification.   As discussed in Comment No. 1 above, we feel our estimates of future taxable income are reasonable and reflect the results of operations in a normal credit cycle.

September 30, 2012

As of September 30, 2012, the Company concluded that a full valuation allowance on its DTA was required, and recorded a $19.9 million charge to tax expense as of this date.  The reasons that a valuation allowance was determined to be required at September 30, 2012, centered on the following reasons:

•
Given our large taxable losses during the first three quarters of 2012, we had exhausted the carryback availability to 2010 – 2011, as we had recognized current federal income tax receivable which fully offset 2010 and 2011’s taxable income.

•
The entire balance of the net deferred tax asset is now excluded for regulatory capital purposes since the net operating losses incurred during the first nine months of 2012 have completely offset the income available in carryback years and resulted in the recoding of an additional deferred tax asset related to the resulting net operating loss carryfoward.

•
As noted above, in 2012, three different forecasts were produced, each which resulted in differing profitability levels.  Although in previous quarters reliance was placed in our successful ability to forecast, these uncertain economic times, continued borrower fatigue, and our desire to move nonperforming assets in quick fashion, resulted in additional provision for loan losses.  These Orrstown specific factors, combined with unfavorable economic forecasts and anticipated impact the fiscal cliff would have on the economy,

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0011

continued high levels of un- and underemployment levels, continued depreciation in real estate values which serve as collateral for our loans, and some predictions of another recession, resulted in an increased level of scrutiny we placed on our internal projections.  Further, our recent capital stress testing for continued softening of real estate market deteriorations and its negative impact on profitability was also factored in to our evaluation.

•	[***

•	***]11

Based on the points noted above, management concluded that as of September 30, 2012, the negative evidence outweighed the positive evidence of future income provided by our most recent forecast, and determined it could not be concluded that the deferred tax asset would more likely than not be realized.  As such, it was determined that a full valuation allowance was required as of September 30, 2012, and a $19.9 million charge was taken.

Comment

3.
We note the Company projected a two year forecast as of December 31, 2011, which it believes provide sufficient future taxable income to absorb the remaining deferred tax asset after application of income in carry back years.  Please explain to us whether your forecast changed for the quarters ended March 31, 2012 and June 30, 2012 considering the pretax losses recorded during those quarters.   Tell us whether you believe your forecast was accurate at December 31, 2011, and if not, tell us how your future forecasts were adjusted to compensate for any inaccuracies.

Response to Comment

At the time we evaluated the need for a valuation allowance at December 31, 2011, we had generated taxable income in 2011, and had available $57.9 million in taxable income during the period available to us to carry back taxable losses.  The carryback availability almost offset the cumulative net deductible temporary differences of $58.2 million.   Given the insignificance of the difference, available unrealized gains on securities available for sale that could be taken to offset the remaining difference, we determined we could conclude that it was more likely than not our deferred tax asset would be realized at December 31, 2011, without any reliance on future taxable income.

Subsequent to our initial 2012 – 2014 earnings budget (January 2012) and forecast being approved by the Board of Directors, additional feedback was received from third parties, including analysts and regulators that we need to shrink our classified asset loan portfolio more quickly than our initial forecast suggested.  As we talked with our borrowers as to the most efficient way to move these assets, it was determined losses may be greater than that originally budgeted, as they were not able to find alternate

11 The Company is requesting that the information contained in this request No. 10 related to internal financial strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0012

financing to pay us off in this current credit environment.  In order to move these assets, we determined additional charges would have to be taken as we negotiated with customers, or we planned for an asset sale, which resulted in our initial 2012 performance trailing budget.   Attached to this memorandum is Exhibit 5 – Actual 2012 Results Compared to Original 2012 Budget, which compares the first half of 2012’s actual results to the initial budget approved in January 2012.

This revised strategy was captured in a second forecast that was completed in July 2012, and was submitted to our primary regulators as part of our Capital Plan.   This July forecast, as well as another one completed October 12, 2012 and also submitted to our primary regulators was developed in a manner that is consistent with our current business strategy of purging problem assets in a more aggressive manner than the original 2012 forecast presented.  Additionally, the later 2012 forecasts factor in the impact on net interest income that has resulted from the sale of problem loans and the liquidation of a certain securities within our security portfolio and reinvested at lower interest rates.  Lastly, as we shrunk our balance sheet for regulatory purposes, the revised forecast presents lower assets and liabilities.

Given our recent financial performance, we completed two new forecasts in 2012, and served as support for our quarterly evaluations as of June 30, 2012 and September 30, 2012’s deferred tax asset balance.   As noted in our response to Comment #2, as of September 30, 2012, management concluded the negative evidence of cumulative losses outweighed the positive evidence of future income provided by our most recent forecast (October 2012), partially due to the fact we have revised our forecast on two different occasions during the year, results of our stress testing on capital, and negative sentiment of the economic conditions and the possibility of another recession occurring in the near future. As a result, it was concluded that a full valuation allowance was required as of September 30, 2012, and a $19.9 million charge to earnings was recorded through the income tax expense line.

Comment

4.
We note as a result of increased credit losses and increased regulatory oversight, the Company reconsidered its strategic plan resulting in tax planning strategies, previously considered not to be prudent or feasible, becoming part of the Company’s analysis of deferred tax assets at March 31, 2012 and June 30, 2012.  Please provide us with a description of each tax planning strategy used to support your an alysis and explain to us why you did not consider these strategies prudent or feasible at December 31, 2011, but did consider them prudent and feasible at March 31, 2012 and June 30, 2012.

Response to Comment

At December 31, 2011, the Company’s cumulative 36 month net income excluding goodwill impairment charges totaled $19.0 million.  The goodwill impairment charge was excluded from the analysis as it is considered a non-cash, non-recurring charge.  We believe this is the case for goodwill as this is the only time in the history of the Company where goodwill has been written down and the charge was 100% of the goodwill and no goodwill remains on the balance sheet, hence no ability for any future charges related to goodwill.   Factoring out the provision for loan losses net of charge-offs (primary factor that resulted in the large increase in deferred tax asset) the cumulative net income was $40.8 million for the 36 months ended December 31, 2011. This positive earnings stream, combined with financial projections for 2012 – 2014 used in the December 31, 2011 evaluation which indicated the Bank would

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0013

return to profitability, and served as the primary basis that a valuation allowance was not required.   In addition, the Company had substantial taxable income during the carryback period totaling $57.9 million, which nearly offset the net cumulative deductible difference of $58.2 million at December 31, 2011.  Given the insignificant difference between the two and the positive cumulative 36 month net income, at December 31, 2011 the Company did not feel that it needed to consider tax planning strategies in order to conclude that it was more likely than not the deferred tax asset would be realized.   It should be noted that the Company and the Bank remained “well capitalized.”

We began exploring the potential for a valuation allowance given our reduction in our carryback availability that resulted from our taxable loss in the first and second quarters of 2012.   However, as of June 30, 2012, we continued to feel that our cumulative 36 month losses, excluding goodwill and provision for loan losses, net of charge-offs, provided positive evidence that we did not need a valuation allowance on our deferred tax assets.

Tax strategies that we considered in connection in our analysis at March 31, 2012 and June 30, 2012 included:

•	[***]12

•
The sale of our tax free loan and security portfolios, and surrender our life insurance policies that had cash surrender values associated with them.  Although we did not anticipate a gain on the sale of the life insurance policies or the tax fee loan portfolio, we had estimated a pre-tax gain of approximately $2.4 million at March 31, 2012 and $1.2 million at June 30, 2012 for our municipal security portfolio, which is supported by their fair values as of that date.

The strategies were incorporated into our later analyses (March 2012 and June 2012), as during the first and second quarters of 2012 our provision for loan losses continued to remain above historical levels, which significantly increased our deferred tax asset at period end, and increased our taxable loss, impacting our ability to carry back losses.  In addition, during the first quarter of 2012, we began receiving feedback from our regulators that our risk profile would suggest higher capital ratios be maintained, despite the fact we remained “well capitalized” by statute.  [***]13  The other strategy of liquidating our tax free investments was also deemed feasible, as it would be easier to complete and could increase capital ratios as well, through the gains taken on the sale of securities and the reduction of risk weighted assets.

12 The Company is requesting that the information contained in this request No. 11 related to its internal financial strategy and financial forecasts be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

13 The Company is requesting that the information contained in this request No. 12 related to its internal business strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0014

In summary, our continued losses subsequent to year end, combined with greater awareness of our need to elevate our capital ratios, resulted in our consideration of tax planning strategies in the first and second quarters of 2012, which were not previously incorporated in to our December 31, 2011 analysis.  At the present time, we have not executed on these strategies, however, they remain available to us in order to evaluate capital ratios and preserve a deferred tax asset.

Comment

5.
We note your response to prior comment three from our letter dated August 23, 2012.  You state that the Company had determined that “due to the existence of this material weakness in the Company’s internal controls over financing reporting, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were not effective.”   In light of the fact that the Company had not fully remediated the material weakness in internal control over financial reporting relating to loan ratings and its impact on the allowance for loan losses as of March 31, 2012 and June 30, 2012, it is unclear to us how the company was able to conclude that the disclosure control and procedures were effective at those respective dates.  Please tell us and revise to disclose in specific detail the basis for the officers’ conclusions that the company’s disclosure controls and procedures were effective as of these dates.

Response to Comment

As a follow-up to the Company’s previous disclosure in our letter to the SEC, dated September 14, 2012, we consider our evaluations and conclusions regarding:  1) the effectiveness of the Company’s disclosure controls and procedures and 2) any material weakness in internal controls over financial reporting as separate and distinct.

As of December 31, 2011, the Company’s Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective, and also concluded that a material weakness existed pertaining to our internal controls over financial reporting as it related to loan ratings and their impact on the allowance for loan losses.  The effectiveness of our disclosure control conclusion was based on final testing conducted by management and our external auditors that took place after December 31, 2011 but prior to the filing of the Company’s Annual Report on Form 10-K.

Throughout 2012, the following compensating controls have been put in place by the Company in order to enhance our ability to evaluate the effectiveness of the Company’s disclosure controls, and in particular, those disclosure controls relating to loan ratings and the allowance for loan losses.  These steps included:

•
Repetition in conducting of internal control procedures developed during the end of 2011 relating to enhanced underwriting, credit administration and problem loan identification procedures, and the flow through of the results of these processes through to the allowance for loan losses calculation;

•
Contracted a third party service provider specializing in corporate governance matters (Treliant Risk Advisors) to review existing policies and procedures pertaining to credit administration, finance and other banking areas to determine if additional gaps in internal controls were noted;

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0015

•
As a result of the gap analysis from Treliant Risk Advisors, the Company enhanced the training of lending, credit administration and special assets staff on the new policies and procedures, including the timing of when information is required to be completed and reviewed as part of the disclosure process.  These policies included enhanced lending policy, and procedures and expectations concerning disclosures;

•
Conducted almost daily morning teleconference calls with certain members of middle and senior management to discuss the progress that the Bank was making in improving its control structure pertaining to loan ratings and the allowance for loan losses calculation.

•
Contracted a second third party internal audit firm (Financial Outsourcing Solutions) to review internal audit programs, workpapers and reports of our primary third party internal audit firm with the intention of enhancing quality control over  the work completed;

•
Met with the Audit Committee Chairperson routinely between Audit Committee meetings to provide an update on the enhancements to processes and procedures to remediate our material weakness.  The frequency of both formal and informal discussions with the Audit Committee Chairperson have increased; and

•
Hired 12 additional members of our Special Assets Group and Credit Administration departments, whose primary functions are the timeliness and accuracy of information from the lending and lending administration groups to the allowance for loan loss model.  We also implemented other personnel changes to allow for more effective and timely reporting of loan rating changes and review of the allowance for loan losses calculation.  Further, our outsourced internal audit department completed out-of-scope audit procedures, which consisted of reviewing the allowance for loan losses calculation against the underlying data, for the first and second quarters of 2012.

Please note that management’s testing did not result in the finding of any additional items that were classified as a material weakness at December 31, 2011 or in later periods.

Our increased awareness of the material weakness and the ineffectiveness of our disclosure controls and procedures at December 31, 2011 and our efforts to remediate these issues resulted in an improved communication process among management, key staff members, members of the Audit Committee, and third party service providers, which we believe greatly enhanced the quality and effectiveness of these discussions and conclusions of the Disclosure Committee.  At March 31, 2012 and June 30, 2012, prior to and during our scheduled Disclosure Committee meetings, lengthy and substantive discussions were held as to the Company’s progress in remediating the material weakness.   Based upon information gathered, the Disclosure Committee noted that the material weakness in internal controls over financial reporting remained at March 31, 2012 and June 30, 2012.   Based on the measures discussed and the effectiveness of the compensating controls put in place since the end of 2011, management noted that the process relating to disclosure controls and procedures were significantly enhanced since December 31, 2011, which allowed them to conclude that the “disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included the Company’s periodic filings  under the Exchange Act as it pertains the consolidated financial statements and internal control over financial reporting.”

 This comment appears to imply that whenever a company has a material weakness in an internal control over financial reporting, it cannot conclude that its disclosure controls and procedures are

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0016

effective.  As noted in our previous response, the material weakness in our internal control over financial reporting pertaining to loan ratings and its impact on the allowance for loan losses had not been fully remediated as of June 30, 2012.   This fact has been disclosed in Item 4 – Controls and Procedures in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, which we view as a separate and distinct conclusion from conclusion regarding the effectiveness of the disclosure controls and procedures.  In other words, it is possible to have an identified material weakness in internal controls and also conclude that the disclosure controls and procedures are effective.  We believe this is true in our case.  Based on the foregoing, we believe that, at the periods indicated, our disclosure controls and procedures are effective in alerting us on a timely basis to material information required to be included in our SEC filings under the Exchange Act.

********

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0017

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been fully responsive to your comment letters.  Please feel free to contact me at (717) 530 -2602 or tquinn@orrstown.com if you need additional information or clarification.  Thank you for your attention to this matter.

Sincerely,

/s/Thomas R. Quinn, Jr
Thomas R. Quinn, Jr.
President and Chief Executive Officer

Copy to:                 David P. Boyle, Executive Vice President
John J. Spidi, Esq., Spidi & Fisch, PC

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0018

Exhibit Index

       Exhibit 1 – December 31, 2011 – Sources of Taxable Income

       Exhibit 2 – March 31, 2012 – Sources of Taxable Income

       Exhibit 3 – June 30, 2012 – Sources of Taxable Income

       Exhibit 4 – September 30, 2012 – Sources of Taxable Income

       Exhibit 5 – Actual 2012 Results Compared to Original 2012 Budget

       Exhibit 6 – Actual versus Budgeted Results – 2000 – 2011

Attachment Index

       Attachment A - Step 1 Goodwill Testing

       Attachment B – Step 2 Hypothetical Purchase Price Allocation

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0019

EXHIBIT 1

***

December 31, 2011 - Sources of Taxable Income(14)

14 The Company is requesting that the information contained in this request No. 13 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0020

EXHIBIT 2

***

March 31, 2012 - Sources of Taxable Income(15)

15 The Company is requesting that the information contained in this request No. 14 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0021

EXHIBIT 3

***

June 30, 2012 - Sources of Taxable Income(16)

16 The Company is requesting that the information contained in this request No. 15 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0022

EXHIBIT 4

***

September 30 2012 - Sources of Taxable Income(17)

17 The Company is requesting that the information contained in this request No. 16 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0023

EXHIBIT 5

***

Actual 2012 Results Compared to Original 2012 Budget(18)

18 The Company is requesting that the information contained in this request No. 17 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0024

EXHIBIT 6

***

Actual versus Budgeted Results - 2000 - 2011(19)

19 The Company is requesting that the information contained in this request No. 18 related to financial projections and other confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0025

Attachment A

Step 1 Goodwill Testing (20)

20 The Company is requesting that the information contained in this request No. 19 related to a confidential financial assessment be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0026

Attachment B

Step 2 Hypothetical Purchase Price Allocation (21)

21 The Company is requesting that the information contained in this request No. 20 related to confidential financial data be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0027